Michael A. Littman
Attorney at Law
P.O. Box 1839
Arvada, CO 80001
(720) 530-6184
malattyco@aol.com

August 28, 2020

VIA EDGAR
United States Securities & Exchange Commission
Division of Corporation Finance
Office of Technology
Attn: Joseph Cascarano, Staff Accountant and Michael Foland, Staff Attorney
Washington, D.C 20549

Re: TPT Global Tech, Inc.
Offering Statement on Form 1-A
Filed July 2, 2020
File No. 024-11260

Dear Commission:

In response to the Commission’s letter dated July 29, 2020 in the matter referenced above, an amended Form 1-A has been filed on the EDGAR system. Below please find the following corresponding answers addressed in the amendment:

Offering Statement on Form 1-A

Investment Summary, page 2

1.
Please disclose that the dividends are at the discretion of the company and that investors should not expect to receive dividend income from shares of the company’s Series D Preferred Stock. Also disclose in the summary, consistent with your disclosure on page 58, that the company currently intends to retain all future earnings for the operation of its business and has not paid dividends on common stock.

ANSWER:

Our disclosures in the Investment Summary have been changed to include that the dividends are at the discretion of the Company and that investors should not expect to receive dividend income from shares of the Company’s Series D Preferred Stock. In addition, we added under the Investment Summary that Company currently intends to retain all future earnings for the operation of its business and has not paid dividends on common stock. Please see additional language added to page 6 under the title “Dividends.”

Optional Conversion, page 5

2.
Please provide an example illustrating the number of shares that an investor may receive in the event of an optional conversion using the 30-day average market closing price. Disclose the total maximum number of shares that could be converted. Also disclose any risks to the company or dilutive effect that the optional conversion rate may have on shareholders.

ANSWER:

We have added an example under the Optional Conversion discussion in the Investment Summary in the offering document using a 30-day average market closing price, including the maximum number of common shares that the Series D Preferred Shares would be converted into. We have also disclosed that this conversion would have a significant dilution to the current shareholders. Please see additional language added on page 6.
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Voting Rights, page 5

3.
Please clarify that your Chief Executive Officer, Stephen J. Thomas, III, will continue to hold voting control following the offering. Specify the percentage of voting power that he currently holds and may hold if the maximum number of shares in this offering is sold.

ANSWER:

We added under our disclosures in the Investment Summary that our Chief Executive Officer, through his ownership of the Series A Preferred Stock which guarantees no less than 60% ownership upon exercise, will continue to hold voting control of the Company after the Offering even assuming the maximum number of shares of the Offering are sold. Please see additional language in its entirety at page 5.

Future Plans

TPT MedTech, page 23

4.
Please identify the sources of industry or market data, including but not limited to, projections about the point-of-care diagnostics and testing market.

ANSWER:

We have added the sources to the offering document on page 23 and have included those sources below for your reference.

●
https://www.marketsandmarkets.com/Market-Reports/point-of-care-diagnostic-market-106829185.html

●
https://www.grandviewresearch.com/industry-analysis/covid-19-diagnostics-market

●
https://www.marketwatch.com/press-release/covid-19-diagnostics-market-by-development-trends-investigation-2020-and-forecast-to-2027-2020-06-17

5.
Please disclose the status of your plans to develop and market a "sequenced cohesive solution designed to address the risk of contracting COVID-19 inadvertently through touch or aerosolized." Disclose the regulatory approvals that you need, testing that is required, or additional steps necessary to market this product. Discuss the amount of capital funds that you will require to complete development.

ANSWER:

We have amended this disclosure and identified any regulatory requirements and additional steps to market, including funds to get there. Please see additional language inserted on pages 23 and 24.

Principal Shareholders, page 68

6.
Please separately disclose the beneficial ownership of each class of voting securities. In this regard, we note that you have 2,588,693 shares of Series B Convertible Preferred Stock outstanding as of March 31, 2020. Also, disclose the voting power for each person listed in the table.

ANSWER:

We added under our disclosures under Principal Shareholders a table that reflects beneficial ownership of each class of voting securities, including the Series B Convertible Preferred Stock. In addition, we added a column to the table for officer and directors ownership that reflects the percentage ownership of each officer or director with calculations that include all classes of voting stock. Please see edits and additional language on pages 68-70.

We have also updated the offering document to include June 30, 2020 financial statements.

We hope these amendments meet with your satisfaction.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman, Attorney

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